May 27, 2010

H. Christopher Owings
Division of Corporation Finance
U.S. Securities and Exchange Commission
Washington, D.C. 20549

RE:     Citadel EFT, Inc.
           Registration Statement on Form S-1
           File No. 333-164882
           Filed on February 12, 2010

Dear Mr. Owings:

In response to your letter dated March 12, 2010, please be advised as follows:

1.       The financial statements for Citadel EFT, Inc. and Citadel (sole prop) will be combined (for all periods) with a small recapitalization adjustment similar to a pooling of interest (in accordance with ASC 250). This will eliminate the pro forma financial statements and the separate financial statements for Citadel EFT (sole prop) as the sole prop financials will be combined with the C-Corp's financials for all periods.

2.       A pro forma income tax charge disclosure has been added to the notes of the financial statements.

3.       We have amended our statement of stockholder's equity for the combined entity to reflect the transactions of the sole proprietorship.

4.       We have updated the financial information to March 31, 2010 throughout the document to satisfy the requirements of Rule 8-08 of Regulation S-X.

5.       A good faith valuation was determined at $0.05 per share, for all the consulting services performed totally, $37,398. The Form D was amended to reflect the appropriate consideration paid for the consulting services performed by Going Public Pros. and their partners. The transfer of shares by Going Public Pros. to six of their partner companies accounted for the increase in shareholders on the shareholder list distributed by the transfer agent and included in the registration statement. The additional shareholders have been disclosed and revisions have been made to all appropriate sections.

6.       The 25,000 shares issued to Anslow & Jaclin, LLP were deemed to have a fair market value of $0.05 per share, or $1,250 total, and thus were deemed not to meet the threshhold of a "substantial interest" as described in the Instructions to Item 509 of Reg S-K.

7.       The I.R.S. Employer Identification Number has been added to the cover page.

8.       The page border has been removed.

9.       We revised our outside front cover page and "Plan of Distribution" sections to clarify that there is no assurance our stock will be quoted on the OTCBB.

10.       We revised our "Summary of Our Offering" section to disclose that our predecessor company has been doing business since it was organized in 1989.

11.       We added a risk factor which acknowledges Mr. de Roos' voting control ("10. Our President and CEO, Gary de Roos, owns 90.8% of Citadel, which is a high-enough voting percentage to effectively control the company without any input from others.").

12.       We eliminated the first and eleventh risk factors ("Newly-launched marketing..." and "We May Face Liability..." as they were not specific to our company's plans and circumstances, as recommended, and believe the reaminder of the risk factors are appropriate to remain.

13.       In our risk factor "There Is No Market for Our Common Equity", we have clarified that a FINRA member firm has agreed to submit an application for a priced quotation on the OTC Bulletin Board on our behalf.

14.       The disclosure in our "Determination of Offering Price" section, which dovetails with the disclosure we make in the second footnote to our fee calculation table on our registration statement page, is simply that we have arbitrarily determined $0.05 to be the initial offering price, based on the last price at which we sold our shares. We will not be able to control whether or not any given selling shareholder will actually sell at $0.05. We felt that registering the shares at a higher price would be misleading investors that our company has appreciated significantly in value since the fourth quarter in 2009, when the shares were sold. However, we appreciate the staff's comment #15 and believe that our response to that comment should correct our disclosure in reference to this comment as well.

15.       We expanded our disclosure in our "Determination of Offering Price" section to include the disclosure that in the event our common stock is quoted through the OTC Bulletin Board, the shares to be sold pursuant to the registration statement will be sold at prevailing market prices or privately negotiated prices.

16.       We eliminated the errant disclosure that we will be filing the application for an OTCBB listing from our "Determination of Offering Price" section.

17.       We revised our "Plan of Distribution; Terms of the Offering" section - subsection under "Section 15(g) of the Exchange Act - to clearly disclose that we are subject to Section 15(g) because our stock is considered a penny stock.

18.       We added a disclosure under a separate heading at the end of our MD&A section that we have no off-balance sheet arrangements.

19.       Under the "Overview" subsection of our MD&A section, we removed our reference to a "double-dip recession" to clarify that any further economic slowdown would have a negative effect on our business.

20.       We have re-titled our "Liquidity and Capital Resources" subsection under our MD&A section as: "Liquidity, Capital Resources and Results of Operations", and disclosed a discussion and analysis of the results of operations as required by Item 303(a)(3) of Regulation S-K.

21.       As we do not have an acquisition target in mind, we revised our Plan of Operations subsection in our MD&A section to explain why we believe the acquisition of a small, as-yet unidentified, competitor will occur by September, 2010, and how we intend to identify potential acquisition targets.

22.       We expanded the disclosure in our Plan of Operations subsection of our MD&A section to explain what our web strategy consists of, and its place in increasing traffic to our site.

23.       We amended our disclosure in the Liquidity and Capital Resources subsection of our MD&A section to clarify that we believe that our cash from operations will be sufficient to meet our working capital needs, as well as our capital needs related to our web marketing strategy and our planned acquisition of a small competitor later this year.

24.       We added the disclosure that we have no physical properties to our Liquidity and Capital Resources subsection of our MD&A section, and can confirm that we have no disclosure to make under Item 102 of Reg S-K.

25.       We expanded our disclosure under our Liquidity and Capital Resources subsection of our MD&A section to address the current and potential future impact of retail environment and credit trends and conditions on our liquidity and capital resources, giving particular consideration the fact that our primary source of liquidity is cash from operations.

26.       The disclosure regarding a "new retail transaction processing venture" in the second paragraph under our Business section, was in error. We amended the disclosure to clarify that our corporation was meant to simply carry on our existing retail transaction processing operations.

27.       In the second paragraph under our Business section, we have clarified our disclosure to define the terms "merchant-clients" and "client-businesses", while on our website, we have deleted the disclosure on the home page which read "Our processor has over 300,000 merchants."

28.       Under our "Plan to Generate Future Revenues with our Products and Services" subsection of our Business section, we explained what costs we incur for the terminals we give away to our new clients free of charge, how long it usually takes us to recoup such cost, how we obtain such terminals and whether we have a contract with a terminal supplier.

29.       Under the "Competition" subsection of our Business section, we have balanced our disclosure regarding our competitive strengths with a discussion of the principal competitive challenges and/or risks facing us.

30.       In our "Transactions with Related Persons, Promoters and Certain Control Persons" section, we added the disclosure regarding Mr. DeRoos' loan of $56,209 and its terms, as well as expanded our disclosure to include Maria Teresa DeRoos as a promoter, pursuant to Item 404(d) of Reg. S-K.

31.       We moved any disclosures regarding related parties' transactions from our "Certain Transactions" section to our "Transactions with Related Persons, Promoters and Certain Control Persons" section.

32.       We have revised the table in our Principal Stockholders section to reflect the ownership of Mr. and Ms. DeRoos both before and following completion of the registration.

33.       We added footnotes to the tables under our Principal Stockholders section to indicate that none of our shareholders, including any of our promoters, have any shares to which they have a right to acquire, nor any options, warrants, or other convertible instruments.

34.       In our Selling Shareholders subsection of our Principal Stockholders section, we added the disclosure that that none of our selling shareholders are broker-dealers.

35.       Under our Selling Shareholders' table in our Principal Stockholders' section, we disclosed all familial relationships between our promoters and our selling shareholders.

36.       In the Future Sale of Shares subsection under our Principal Stockholders section, we elaborated upon the restrictions that are applicable to those shares that are not being registered for re-sale on this registration statement.

37.       In the Common Stock subsection under our Description of Securities section, we eliminated the representation that our shares are fully-paid and non-assessable.

38.       In the Non-Cumulative Voting subsection of our Description of Securities section, we eliminated the statement that "assuming the sale of all of the shares of common stock, present stockholders will own 90.8% of our outstanding shares" and replaced it with the correct disclosure that 90.8% of our shares are currently held by one person.

39.       The previous separate financial statements have been combined and the unaudited combined financial statements have been provided for the three and six month periods ending March 31, 2010 and 2009.

40.       The signature that was included in the original filing matched the critieria given for a conformed signature as indicated on page 5-1 of the EDGAR filer manual (Volume II) as updated September 2009, under section 5.1.2 Statutory Signatures. Additionally, the company has retained the manually signed signature page in its files in compliance Rule 302 of Regulation S-T.

41.       In our "Item 15. Recent Sales of Unregistered Securities" section, we identified the recipients of the 747,960 shares issued to consultants actually from September 1, 2009 to December 31, 2009, provided a valuation of the services that we received in exchange for such shares, and disclosed the price per share sold in such issuances.

42.       The signature that was included in the original filing matched the critieria given for a conformed signature as indicated on page 5-1 of the EDGAR filer manual (Volume II) as updated September 2009, under section 5.1.2 Statutory Signatures. Additionally, the company has retained the manually signed signature page in its files in compliance Rule 302 of Regulation S-T.

43.       We have corrected "August 2009" to "December 2009" in the fourth paragraph under our "Item 15. Recent Sales of Unregistered Securities" section.

44.       The signature that was included in the original filing matched the critieria given for a conformed signature as indicated on page 5-1 of the EDGAR filer manual (Volume II) as updated September 2009, under section 5.1.2 Statutory Signatures. Additionally, the company has retained the manually signed signature page in its files in compliance Rule 302 of Regulation S-T.

45.       Our counsel has revised her legal opinion to include a conformed signature, and to also correctly identify the section of the prospectus in which counsel is identified as an expert.

Thank you for your time and help. Feel free to contact me at our contact information above for any reason.

Sincerely,

GARY DEROOS
Gary DeRoos
President and CEO